SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Material Contained in this Report

1.	“Notice regarding Transfer of equity interest: IX PUSG Holdings, LLC (U.S. PE Investment: Peak Utility)”
2.	“Filing of Extraordinary Report”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: March 11, 2026	By	/s/ Hidetake Takahashi
Hidetake Takahashi

Member of the Board of Directors

Representative Executive Officer

President and Chief Executive Officer

Responsible for Digital Innovation Unit

Responsible for Corporate Strategy and Management Unit

ORIX Corporation

Notice regarding Transfer of equity interest (change in subsidiary): IX PUSG Holdings, LLC (U.S. PE Investment: Peak Utility)

TOKYO, Japan – March 11, 2026 – ORIX Corporation (”ORIX”) announced today that one of its affiliates has entered into an equity interest transfer agreement on March 10, 2026 U.S. Time with a special purpose company (“The SPC”) affiliated with Greenbelt Capital Partners (”Greenbelt”) to transfer all of the equity interest in IX PUSG Holdings, LLC (“IX PUSG Holdings”) to Greenbelt.

1. Purpose of transfer of all equity interest

IX PUSG Holdings is the holding company for Peak Utility Services Group, Inc. (“Peak”), in which our company invested*1 in 2018 through a fund managed by ORIX Capital Partners (“OCP”), the operationally-focused private equity team of our wholly owned subsidiary, ORIX Corporation USA. Peak was founded in 2002 and provides utility infrastructure services in the United States.

Since our investment, OCP has made significant contributions to Peak, including add-on acquisitions, organic growth initiatives, strengthening governance and operational improvements. Peak continues to deliver stable and strong performance, with revenue reaching a record high in the previous fiscal year.

As Peak has matured into a strong platform, OCP has determined that a new partnership is the logical next step for Peak to continue to grow into the future. Greenbelt, an Austin, Texas based private equity firm, which has extensive investment experience in energy and infrastructure, was identified as the optimal partner.

*1	ORIX Capital Partners Acquires Peak Utility Services Group (June 29, 2018)

2. Summary of Transfer of All Equity interest

(1)	Method	Transfer of (issued) equity interest owned by the specific subsidiary of ORIX
(2)	Shareholding ratio before and after	Before the transfer	IX Capital Peak Holdings, LLC 100%
		After the transfer	The SPC 100%

3. Overview of Specific Subsidiary to be Transferred

(1)	Name	IX PUSG Holdings, LLC
(2)	Location	c/o ORIX Capital Partners, 2001 Ross Ave Suite 1900, Dallas, TX 75201
(3)	Name and title of representative	Christopher Suan, President of ORIX Capital Partners
(4)	Description of business	Holding company
(5)	Paid-in capital	USD 312.7 million*[2]
(6)	Date of establishment	April 9, 2018
(7)	Major shareholders and shareholding ratio	IX Capital Peak Holdings, LLC 100%
(8)	Relationship between the listed company and aforementioned company	Capital relationship	IX Capital Peak Holdings, LLC, a specific subsidiary of ORIX, owns 100% of the membership interest.
		Personnel relationship	Not applicable
		Business relationship	Not applicable
(9)	Consolidated subsidiary results and financial position for the past three years*[3]

Fiscal year	FY22.12	FY23.12	FY24.12
Net assets	USD55.0 million	USD19.9 million	USD35.3 million
Total assets	USD336.9 million	USD284.2 million	USD255.0 million
Revenue	USD298.8 million	USD330.3 million	USD351.3 million
Net Loss	USD-21.3 million	USD-35.2 million	USD-48.0 million

*2	as of Dec-25, Unaudited
*3	IX PUSG Holdings, LLC’s sole wholly-owned subsidiary Peak Utility Service Group, Inc. Audited Consolidated Financial Statement

4. Overview of the Company to Which the equity interests are Being Transferred*4

(1)	Name	Seahawk Buyer, LLC
(2)	Location	c/o Greenbelt Capital Partners, 301 Congress Avenue, Suite 2050, Austin, TX, 78701
(3)	Name and title of representative	Gabriel Allen, Chief Financial Officer
(4)	Description of Business	Holding company
(5)	Date of establishment	February 18, 2026
(6)	Major shareholders and shareholding ratio	100% owned by funds and accounts managed by Greenbelt
(7)	Relationship between the listed company and the aforementioned company	Capital relationship	Not applicable
		Personnel relationship	Not applicable
		Business relationship	Not applicable
		Related party status	The SPC and its related parties and affiliates are not related parties of ORIX.

*4	Due to the wishes of the transferee, we will refrain from disclosing the “Paid-in-capital” “Net assets” and “Total assets.”

5. Number of equity interest to be Transferred and Status of equity interest Held Before and After Transfer*5

(1)	Number of equity interest held before the transfer	100% Membership Percentage
(2)	Number of equity interest to be transferred	100% Membership Percentage
(3)	Number of equity interest held after the transfer	0.00% Membership Percentage (Percentage of voting rights: 0%)

*5	Due to the wishes of the transferee, we will refrain from disclosing the “Transfer price.”

6. Schedule of the transaction

(1)	Date of share transfer agreement for the transaction	March 10, 2026 U.S. Time
(2)	Effective date of the share transfer	April 2026 (Tentative)

7. Outlook

This transaction is subject to customary conditions precedent, including obtaining the necessary regulatory approvals under the Hart-Scott-Rodino Antitrust Improvements Act.

The impact of this transaction on ORIX’s consolidated results for this and next fiscal year is expected to be immaterial.

Contact Information:

Investor Relations Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 36,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2025)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.

Filing of Extraordinary Report

TOKYO, Japan — March 10, 2026 (U.S. time) — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it filed an extraordinary report with the Director-General of the Kanto Financial Bureau in Japan concerning the potential sale of IX PUSG Holdings, LLC (“Target”), the holding company for Peak Utility Services Group, Inc. (“Peak”). Peak is a portfolio company of ORIX Capital Partners (“OCP”), the operationally-focused private equity team of our wholly-owned subsidiary, ORIX Corporation USA (“OCU”).

1.	Reason for Filing

ORIX Corporation submits this extraordinary report as an affiliate has entered into a purchase agreement with Seahawk Buyer, LLC (“Buyer”), an entity affiliated with Greenbelt Capital Partners, to sell Target to Buyer. This transaction is subject to customary conditions precedent, including obtaining the necessary regulatory approvals under the Hart-Scott-Rodino Antitrust Improvements Act.

As this transaction will result in a change in a Specified Subsidiary, this extraordinary report is submitted pursuant to Article 24-5, paragraph (4) of the Financial Instruments and Exchange Act and Article 19, paragraph (2), item (3) of the Cabinet Office Ordinance on Disclosure of Corporate Information.

2.	Description of Report

(1)	Name, location, name and job title of representative, capital, and business description of the Specified Subsidiary

Name	IX PUSG Holdings, LLC
Location	c/o ORIX Capital Partners, 2001 Ross Ave Suite 1900, Dallas, TX 75201
Name of representative	Christopher Suan, President of ORIX Capital Partners
Capital	USD 312.7 million (as of December 31, 2025)*
Business description	Holding company for Peak Utility Services Group, Inc., a provider of utility infrastructure services

*	Unaudited

(2)	The number of voting rights held in the Specified Subsidiary before and after the transfer, and the percentage of the total voting rights of the Specified Subsidiary’s shareholders, etc.

a.	Number of voting rights of the Specified Subsidiary held by the Company and its subsidiaries

Before the transfer	- units
After the transfer	- units

b.	Ownership percentage of voting rights of the Specified Subsidiary in the total number of voting rights held by all the shareholders of the Specified Subsidiary

Before the transfer	100.00%
After the transfer	0.00%

(3)	Reason and date of transfer

Reason

On March 10, 2026 (U.S. time), an affiliate of ORIX Corporation has entered into a purchase agreement with Buyer, an entity affiliated with Greenbelt Capital Partners, to sell Target, which is considered a Specified Subsidiary of ORIX Corporation, to Buyer. Upon the closing of this transaction, Target will cease to be a subsidiary of ORIX Corporation, resulting in a change in a Specified Subsidiary.

Date	April, 2026 (Tentative)